Exhibit 99.2

OSISKO GOLD ROYALTIES LTD

......................................
Unaudited Condensed Interim
Consolidated Financial Statements

For the three months
ended
March 31, 2016

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
	Notes	2016	2015
		$	$
		(Note 3)
Assets

Current assets
Cash and cash equivalents	4	439,009	258,509
Short-term investments		100	200
Accounts receivable		7,621	6,244
Other assets		704	508
		447,434	265,461

Non-current assets
Investments in associates	5	59,959	44,011
Other investments	6	115,573	105,485
Royalty interests	7	467,287	449,439
Property and equipment		822	835
Exploration and evaluation		98,306	96,220
Goodwill		111,204	111,204
Deferred income taxes		12,344	8,778
		1,312,929	1,081,433

Liabilities

Current liabilities
Accounts payable and accrued liabilities	8	3,685	11,469
Dividends payable		4,248	3,783
Provisions and other liabilities	9	1,427	1,264
		9,360	16,516

Non-current liabilities
Long-term debt	10	45,110	-
Provisions and other liabilities	9	12,179	8,912
Deferred income taxes		118,738	118,766
		185,387	144,194

Equity
Share capital	11	903,369	745,007
Warrants	12	30,901	18,072
Contributed surplus		9,283	10,164
Equity component of convertible debenture	10	3,091	-
Accumulated other comprehensive loss		(30,277)	(41,203)
Retained earnings		209,181	203,800
Equity attributable to Osisko Gold Royalties Ltd shareholders		1,125,548	935,840
Non-controlling interests		1,994	1,399
Total equity		1,127,542	937,239
		1,312,929	1,081,433

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

2

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2016	2015
	Notes	$	$
		(Note 3)

Revenues		15,606	10,632

Expenses
Depletion of royalty interests		(3,022)	-
General and administrative		(3,890)	(3,905)
Business development		(2,195)	(3,685)
Exploration and evaluation		(164)	(507)
Cost recoveries from associates		740	111
Operating income		7,075	2,646
Interest income		551	1,058
Dividend income		1,572	1,166
Finance costs		(593)	(123)
Foreign exchange gain (loss)		(13,729)	1,697
Share of loss of associates		(982)	(336)
Other gains, net		5,215	5,587
Earnings (loss) before income taxes		(891)	11,695
Income tax recovery (expense)		764	(1,452)
Net earnings (loss)		(127)	10,243

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		(60)	10,273
Non-controlling interests		(67)	(30)

Net earnings (loss) per share	15
Basic		-	0.15
Diluted		-	0.14

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		2016	2015
	Notes	$	$
		(Note 3)

Net earnings (loss)		(127)	10,243

Other comprehensive income (loss)

Items that will not be reclassified to the statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income		19,865	-
Income tax effect		1,156	-

Share of other comprehensive income (loss) of associates		115	(123)

Items that may be reclassified to the statement of income (loss)

Changes in fair value of available-for-sale financial assets
Unrealized loss		-	(18,127)
Income tax effect		-	308

Disposal of available-for-sale financial assets
Reclassification to the statement of income (loss) of the realized gain		-	(6,153)
Income tax effect		-	828

Share of other comprehensive loss of associates		(829)	-

Other comprehensive income (loss)		20,307	(23,267)

Comprehensive income (loss)		20,180	(13,024)

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		20,247	(12,994)
Non-controlling interests		(67)	(30)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	2016	2015
		$	$

Operating activities
Net earnings (loss)		(127)	10,243
Adjustments for:
Share-based compensation		1,559	1,151
Accretion on note receivable		-	(355)
Depletion and amortization		3,082	30
Share of loss of associates		982	336
Net gain on disposal of investments		(3,410)	(5,583)
Change in fair value of financial assets at fair value through profit or loss		(1,040)	(3)
Deferred income tax expense (recovery)		(764)	1,452
Foreign exchange gain (loss)		13,720	(1,692)
Other		(550)	57
		13,452	5,636
Changes in non-cash working capital items	16	(4,831)	(4,141)
Net cash flows provided by operating activities		8,621	1,495

Investing activities
Cash acquired – acquisition of Virginia		-	34,900
Net decrease in short-term investments		100	25,908
Acquisition of investments		(5,608)	(78,597)
Proceeds on disposal of investments		2,145	-
Acquisition of royalty interests		(29,500)	-
Proceeds on sale of royalty interests		3,630	-
Property and equipment		(47)	(91)
Exploration and evaluation		(1,674)	(1,506)
Net cash flows used in investing activities		(30,954)	(19,386)

Financing activities
Convertible debenture		50,000	-
Issuance of common shares and warrants		174,982	1,187
Investment from non-controlling interests		3,637	-
Issuance of special warrants		-	200,020
Issue expenses		(7,760)	(10,239)
Financing fees		(832)	-
Dividends paid		(3,474)	(1,551)
Net cash flows provided by financing activities		216,553	189,417

Increase in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		194,220	171,526
Effects of exchange rate changes on cash and cash equivalents		(13,720)	1,692
Increase in cash and cash equivalents		180,500	173,218
Cash and cash equivalents – beginning of period	4	258,509	175,171
Cash and cash equivalents – end of period	4	439,009	348,389

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

5

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other	Retained		Non-
		shares	Share	warrants / Contributed		convertible	comprehensive	earnings		controlling
	Notes	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	(deficit)	Total	interest	Total
			($)	($)	($)	($)	($)	($)	($)	($)	($)
Balance - January 1, 2016		94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239
Adoption of IFRS 9	3	-	-	-	-	-	(7,610)	7,610	-	-	-

Net loss		-	-	-	-	-	-	(60)	(60)	(67)	(127)
Other comprehensive income		-	-	-	-	-	20,307	-	20,307	-	20,307
Comprehensive income (loss)		-	-	-	-	-	20,307	(60)	20,247	(67)	20,180
Issuance of shares and warrants	11	11,431,000	159,325	13,283	-	-	-	-	172,608	-	172,608
Dividends declared		-	-	-	-	-	-	(4,247)	(4,247)	-	(4,247)
Shares issued – Dividends reinvestment plan	11	22,163	308	-	-	-	-	-	308	-	308
Shares issued – Employee share purchase plan		9,526	133	-	-	-	-	-	133	-	133
Share options – Share-based compensation		-	-	-	916	-	-	-	916	-	916
Replacement share options:
Fair value of options exercised		-	1,797	-	(1,797)	-	-	-	-	-	-
Proceeds from exercise of options		236,957	2,241	-	-	-	-	-	2,241	-	2,241
Equity component of convertible debenture, net of transaction costs of $66 and taxes of $1,137	10	-	-	-	-	3,091	-	-	3,091	-	3,091
Investments from non-controlling interests		-	-	-	-	-	-	307	307	662	969
Issue costs, net of taxes of $2,003 and $167		-	(5,442)	(454)	-	-	-	-	(5,896)	-	(5,896)
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of taxes of $137		-	-	-	-	-	(1,771)	1,771	-	-	-
Balance – March 31, 2016		106,277,926	903,369	30,901	9,283	3,091	(30,277)	209,181	1,125,548	1,994	1,127,542

(i) As at March 31, 2016, accumulated other comprehensive loss relates solely to items that will not be recycled to the statement of income (loss).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

6

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other	Retained		Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	earnings		controlling
	Notes	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	(deficit)	Total	interest	Total
			($)	($)	($)	($)	($)	($)	($)	($)	($)
Balance - January 1, 2015		51,691,439	69,716	-	681	-	5,549	187,280	263,226	-	263,226
Net earnings (loss)		-	-	-	-	-	-	10,273	10,273	(30)	10,243
Other comprehensive loss, net of taxes		-	-	-	-	-	(23,267)	-	(23,267)	-	(23,267)
Comprehensive loss for the period		-	-	-	-	-	(23,267)	10,273	(12,994)	(30)	(13,024)
Acquisition of Virginia Mines Inc.		29,964,240	488,717	-	-	-	-	-	488,717	1,620	490,337
Special warrants issuance		-	-	200,020	-	-	-	-	200,020	-	200,020
Special warrants exercised		10,960,000	181,235	(181,235)	-	-	-	-	-	-	-
Dividends declared		-	-	-	-	-	-	(2,782)	(2,782)	-	(2,782)
Share options – Share-based compensation		-	-	-	545	-	-	-	545	-	545
Replacement share options:
Acquisition of Virginia Mines Inc.		-	-	-	13,842	-	-	-	13,842	-	13,842
Fair value of options exercised		-	2,485	-	(2,485)	-	-	-	-	-	-
Proceeds from exercise of options		227,894	1,187	-	-	-	-	-	1,187	-	1,187
Issue costs		-	(9,663)	(976)	-	-	-	-	(10,639)	-	(10,639)
Balance – March 31, 2015		92,843,573	733,677	17,809	12,583	-	(17,718)	194,771	941,122	1,590	942,712

(i) As at March 31, 2015, accumulated other comprehensive loss relates solely to items that may be recycled to the statement of income (loss).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

7

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine in the Abitibi Gold Belt and a sliding scale 2.0% - 3.5% NSR on the Éléonore mine located in the James Bay area in the Province of Québec. The Company also owns a portfolio of royalties, options on royalties and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Ontario, Québec and the U.S.A. In addition, the Company has interests (directly or indirectly) in exploration and evaluation projects in four main prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of a new accounting standard presented in Note 3. The Board of Directors approved the interim condensed consolidated financial statements on May 4, 2016.

3.	New accounting standard

IFRS 9, Financial Instruments (“IFRS 9”)

The Company has elected to early adopt IFRS 9. This standard essentially completes the project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. Under IFRS 9, equity instruments are classified as financial instruments carried at fair value, with changes in fair value recorded in the consolidated statement of income (loss) unless such financial instruments are not held for trading, in which case, the financial instrument may be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income or loss.

The Company has adopted IFRS 9 on January 1, 2016 on a retrospective basis without restating comparatives figures. Accordingly, the Company has classified its financial instruments in the three new classification categories as presented below. The main change concerns the classification of investments in equity that were previously classified as “available-for-sale” and are now designated as financial assets at fair value through other comprehensive income under IFRS 9. The main objective of the Company’s investments in equity is to improve its ability to acquire interests in exploration assets, future royalties or revenue streams. As a result, the Company considers that this classification better reflects the main business nature of the investment. The effect of the implementation of IFRS 9 to the Company’s consolidated financial statements was to recognize in other comprehensive loss, the gains and losses on investments in equity securities (other than those held for trading, which include the derivatives) previously included in profit or loss. Cumulative gains and losses on investments in equity are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment. The implementation of IFRS 9 did not result in any significant changes to the measurement of the fair value of the Company’s financial instruments.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting policy (continued)

IFRS 9, Financial Instruments (“IFRS 9”) (continued)

The net impact of the implementation of IFRS 9 on the balance sheet as at January 1, 2016 is as follows:

	As at	IFRS 9	As at
	December 31, 2015	adjustment	January 1, 2016
	$	$	$
Accumulated other comprehensive loss	(41,203)	(7,610)	(48,813)
Retained earnings	203,800	7,610	211,410

Changes to accounting policies – Financial instruments

As a result of the early adoption of IFRS 9, the Company has modified the following elements of its accounting policy for financial instruments:

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealised gains and losses are initially recognized in other comprehensive income for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income (loss). Equity instruments that are not held for trading can be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income (loss). Cumulative gains and losses are transferred from accumulated other comprehensive income to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income (loss).

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting policy (continued)

IFRS 9, Financial Instruments (“IFRS 9”) (continued)

Changes to accounting policies – Financial instruments (suite)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Guaranteed investment certificates
Short-term debt securities
Bonds
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value through profit or loss	Investments in warrants

Financial assets at fair value through other comprehensive income	Investments in shares and equity instruments, other than in warrants

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights
Liability component of convertible debenture

4.	Cash and cash equivalents

	March 31,	December 31,
	2016	2015
	$	$
Cash	319,089	218,553
Cash equivalents	119,920	39,956
	439,009	258,509

Cash equivalents are comprised of banker’s acceptances bearing a weighted average interest rate of 0.77% and having maturity dates in April 2016 and May 2016. Cash held in U.S. dollars amounts to $223.3 million (US$172.1 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Investments in associates

	Three months ended	Year ended
	March 31,	December 31,
	2016	2015
	$	$

Balance – Beginning of period	44,011	14,052
Acquisitions	513	27,505
Transfer from other investments	13,068	8,476
Share of loss and comprehensive loss	(1,696)	(3,360)
Net gain (loss) on ownership dilution	653	(1,627)
Gain on deemed disposal	3,410	-
Impairment charge	-	(1,035)
Balance – End of period	59,959	44,011

6.	Other investments

	Three months ended	Year ended
	March 31,	December 31,
	2016	2015
	$	$
Fair value through profit or loss (warrants)
Balance - Beginning of period	1,578	70
Acquisition of Virginia Mines Inc.	-	341
Acquisitions	446	1,650
Change in fair value	1,040	(483)
Balance – End of period	3,064	1,578

Fair value through other comprehensive income(i) (marketable securities)
Balance – Beginning of period	93,607	57,004
Acquisition of Virginia Mines Inc.	-	2,048
Acquisitions	4,140	140,069
Deemed disposal of investments – acquisition of Virginia Mines Inc.	-	(53,475)
Disposals	(2,335)	-
Change in fair value	19,865	(43,563)
Transfer to investments in associates	(13,068)	(8,476)
Balance – End of period	102,209	93,607

Amortized cost(ii) (notes receivable and guaranteed investment certificates)
Balance - Beginning of period	10,300	8,618
Acquisition of Virginia Mines Inc.	-	200
Acquisitions	-	200
Transfer to short-term investments	-	(100)
Accretion	-	1,382
Balance – End of period (iii)	10,300	10,300

Total	115,573	105,485

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Other investments (continued)

(i)

These other investments were designated as financial assets at fair value through other comprehensive income upon initial recognition following the adoption of IFRS 9 (Note 3). These other investments were classified as available-for-sale financial assets prior to the adoption of IFRS 9 as at January 1, 2016 (Note 3).

(ii)	These other investments were classified as loans and receivables prior to the adoption of IFRS 9 as at January 1, 2016 (Note 3).

(iii)

The balance of instruments at amortized cost as at March 31, 2016 and loans and receivables as at December 31, 2015 includes a secured note receivable of $10.0 million from Highland Copper Company Inc. The secured note receivable can be exchanged for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland Copper Company Inc.

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies, and guaranteed investment certificates issued by Canadian financial institutions.

7.	Royalty interests

	Three months ended	Year ended
	March 31,	December 31,
	2016	2015
	$	$

Balance – Beginning of period	449,439	1,591
Acquisition of Virginia Mines Inc.	-	411,236
Acquisitions(i)	24,500	37,200
Sale(ii)	(3,630)	-
Depletion	(3,022)	(588)
Balance – End of period	467,287	449,439

Cost	470,897	450,027
Accumulated depletion	(3,610)	(588)
Net book value – End of period	467,287	449,439

(i)

Osisko acquired a 1.5% NSR royalty on the Cariboo gold project (located in Canada) from Barkerville Gold Mines Ltd. for a cash consideration of $25.0 million, of which $2.0 million was paid in November 2015.

(ii)

Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds") had completed private placements into Osisko and Virginia Mines Inc. as a part of the business combination completed in 2015. Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in royalty or stream transactions entered into by Osisko. CDPQ has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko in 2015. The transaction was completed in February 2016 for $3.6 million.

8.	Accounts payable and accrued liabilities

As at December 31, 2015, accounts payable and accrued liabilities included an amount of $5.0 million (for a total acquisition price of $10.0 million) for the acquisition of a 5% net smelter return royalty and a 40% net profit interest royalty in the Vezza property operated by Ressources Nottaway Inc., which was paid during the three months ended March 31, 2016.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Provisions and other liabilities

	Three months ended			Year ended
	March 31, 2016			December 31, 2015
	Share exchange	DSU and		Share exchange	DSU and
	rights(i)	RSU(ii)	Total	rights(i)	RSU(ii)	Total
				($)	($)	($)

Balance – Beginning of period	7,067	3,109	10,176	-	761	761
Acquisition of Virginia Mines Inc.	-	-	-	6,867	-	6,867
Accretion expense	63	-	63	200	-	200
New liabilities	2,667	731	3,398	-	2,792	2,792
Revision of estimates	-	(31)	(31)	-	(444)	(444)
Balance – End of period	9,797	3,809	13,606	7,067	3,109	10,176

Current portion	-	1,427	1,427	-	1,264	1,264
Non-current portion	9,797	2,382	12,179	7,067	1,845	8,912
	9,797	3,809	13,606	7,067	3,109	10,176

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income (loss). During the three months ended March 31, 2016, the non-controlling interests invested $3,637,000 in Mines Coulon Inc.

(ii)	Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

10.	Long-term debt

Revolving credit facility

The Company has a revolving credit facility (“Facility”) of $150.0 million as at March 31, 2016 which was not drawn. The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at March 31, 2016, all such ratios and requirements were met.

Convertible debenture

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko has paid a 1% financing fee to Ressources Québec and has reimbursed its costs incurred in connection with the financing.

At initial recognition, net proceeds after transaction costs of $775,000 amounted to $49,225,000. Of this amount, the liability and equity components represented respectively $44,997,000 (net of transaction costs of $709,000) and $3,091,000 (net transaction costs of $66,000 and income tax of $1,137,000). The effective interest rate used is 4.32% representing the estimated market rate at closing that the Company would obtain for similar financing without the conversion option. Amortization of transaction costs and accretion expense for the three months ended March 31, 2016 amounted to $17,000 and $96,000, respectively.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share capital

Shares

     Authorized
          Unlimited number of common shares, without par value
          Unlimited number of preferred shares, issuable in series

     Issued and fully paid
          106,277,926 common shares

Issuance

On February 26, 2016, the Company closed a bought deal public offering (the “Offering”) of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172,608,000 (net proceeds of $164,543,000).

The Units were sold on a bought-deal basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets. Osisko plans to use the net proceeds from the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a “Warrant”) of the Company. Each whole Warrant entitles the holder thereof to purchase one Common Share of the Company at a price of $19.08 per Common Share, for a period of 36 months following the closing date.

The relative fair value of the Common Shares was evaluated at $159,325,000 and the relative fair value of the Warrants was evaluated at $13,283,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1.2%; expected life of 3 years, expected volatility of 42% and risk free interest rate of 0.50% . Transaction costs amounted to $8,066,000 ($5,896,000 net of income taxes) and were allocated to the Common Shares and Warrants based on their pro rata value. As a result, transaction costs of $7,445,000 ($5,442,000 net of income taxes) were allocated to the Common Shares and $621,000 ($454,000 net of income taxes) to the Warrants.

Dividends

On January 15, 2016, the Company issued 22,163 common shares under the Dividend reinvestment plan (“DRIP”), at a discount rate of 3%.

On February 16, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on April 15, 2016 to shareholders of record as of the close of business on March 31, 2016. As at March 31, 2016, the holders of 7,144,004 common shares had elected to participate in the DRIP, representing dividends payable of $286,000. Therefore, 20,266 common shares were issued on April 15, 2016 at discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Warrants

	Three months ended				Year ended
	March 31, 2016				December 31, 2015
				Weighted			Weighted
				average			average
	Number of			exercise	Number of		exercise
	Warrants		Amount	price	warrants	Amount	price
			$	$		$	$

Balance – Beginning of period	5,480,000	(i)	18,072	36.50	-	-	-
Issued	5,715,500	(ii)	12,829	19.08	5,480,000	18,072	36.50
Balance – End of period	11,195,500		30,901	27.61	5,480,000	18,072	36.50

(i)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

(ii)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $19.08 until February 26, 2019 (Note 11).

13.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Three months ended			Year ended
	March 31, 2016			December 31, 2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	2,823,333	13.71	901,400	14.89
Granted(i)	1,025,600	13.39	987,000	15.71
Issued – Virginia replacement share options(ii)	-	-	1,695,770	8.74
Exercised – Virginia replacement share options(ii)	(236,957)	9.46	(750,837)	6.51
Expired	(16,260)	13.78	-	-
Forfeited	-	-	(10,000)	15.80
Balance – End of period	3,595,716	13.89	2,823,333	13.71
Options exercisable – End of period	992,184	12.03	1,245,400	11.56

(i)	Options were granted to officers, management and employees.
(ii)	Share options issued as Virginia replacement share options following the acquisition of Virginia Mines Inc.

The weighted average share price for the three months ended March 31, 2016 was $13.97.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Share-based compensation (continued)

The following table summarizes the Company’s share options outstanding as at March 31, 2016:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
5.89 – 8.35	112,273	7.58	4.02	112,273	7.58
9.79 – 13.93	1,642,643	12.69	5.52	579,443	11.41
13.95 – 14.90	906,400	14.89	3.45	300,468	14.89
15.80	934,400	15.80	4.25	-	-
	3,595,716	13.89	4.62	992,184	12.03

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended	Year ended
	March 31, 2016	December 31, 2015

Dividend per share	1%	1%
Expected volatility	40%	36%
Risk-free interest rate	1%	1%
Expected life	45 months	45 months
Weighted average share price	$13.39	$15.71
Weighted average fair value of options granted	$3.86	$4.02

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2015 and 2016 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three months ended March 31, 2016, the total share-based compensation related to share options on the statement of income (loss) amounted to $859,000 ($545,000 for the three months ended March 31, 2015 ) and share-based compensation capitalized to exploration and evaluation assets amounted to $57,000 ($nil for the three months ended March 31, 2015).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Share-based compensation (continued)

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Three months ended		Year ended
	March 31, 2016		December 31 ,2015
	DSU	RSU	DSU	RSU

Balance – Beginning of period	106,408	440,166	60,100	228,100
Granted	304	1,259	46,308	212,066
Balance – End of period	106,712	441,425	106,408	440,166
Balance – Vested	72,254	-	71,568	-

The DSU granted vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director.

The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the DSU and RSU plans for the three months ended March 31, 2016 amounted to $700,000 ($606,000 for the three months ended March 31, 2015).

14.	Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2016	2015
	$	$
Salaries and short-term employee benefits	1,073	992
Share-based compensation	1,099	1,030
Cost recoveries from associates	(68)	-
	2,104	2,022

Key management employees are subject to employment agreements which provide for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and options.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Net earnings (loss) per share

	2016	2015
	$	$

Net earnings (loss) attributable to shareholders of Osisko Gold Royalties Ltd	(60)	10,273

Basic weighted average number of common shares outstanding (in thousands)	99,093	69,330
Dilutive effect of share options	-	1,162
Dilutive effect of warrants	-	-
Dilutive effect of convertible debenture	-	-
Dilutive effect of shares held in escrow	-	1,200
Diluted weighted average number of common shares(i)	99,093	71,692

Net earnings (loss) per share
Basic	-	0.15
Diluted(i)	-	0.14

(i)

As a result of the net loss for the three months ended March 31, 2016, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

16.	Cash flow information

	2016	2015
	($)	($)

Interests received	579	684
Interests paid on long-term debt	263	-
Dividends received	1,560	-

Change in non-cash working capital items
Increase in accounts receivable	(1,193)	(1,863)
Increase in other current assets	(180)	(58)
Decrease in accounts payable and accrued liabilities	(3,458)	(2,190)
	(4,831)	(4,141)

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Cash flow information (continued)

	2016	2015
	$	$
Accounts payable and accrued liabilities related to exploration and evaluation assets
Beginning of period	704	470	(i)
End of period	1,057	480

Accounts payable and accrued liabilities related to share issue expenses
Beginning of period	-	194
End of period	306	594

(i)	Acquired from Virginia Mines Inc. in February 2015.

During the three months ended March 31, 2016, the Company sold investments for $2,335,000, of which an amount of $190,000 was included in accounts receivable as at March 31, 2016. The Company also paid $5,000,000 during the three months ended March 31, 2016 for the acquisition of royalty interests that were included in accounts payable and accrued liabilities as at December 31, 2015.

During the three months ended March 31, 2015, the Company acquired investments for $80,674,000, of which an amount of $2,077,000 was included in accounts payable and accrued liabilities as at March 31, 2015.

17.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

				March 31, 2016
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	3,064	3,064
Financial assets at fair value through other comprehensive income(i)
Equity securities (shares)
Publicly traded royalty companies	80,124	-	-	80,124
Publicly traded gold mining exploration companies	19,340	-	-	19,340
Publicly traded copper, oil and gas exploration companies	2,745	-	-	2,745
	102,209	-	3,064	105,273

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Fair value of financial instruments (continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	1,578	1,578
Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded royalty companies	64,818	-	-	64,818
Publicly traded gold mining exploration companies	25,062	-	-	25,062
Publicly traded copper, oil and gas exploration companies	3,727	-	-	3,727
	93,607	-	1,578	95,185

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

The Company has no financial liabilities measured at fair value in the consolidated balance sheets as at March 31, 2016 and December 31, 2015.

During the three months ended March 31, 2016 and 2015, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants) for the three months ended March 31, 2016 and 2015:

	2016	2015
	$	$

Balance – Beginning of period	1,578	70
Acquisition of Virginia Mines Inc.	-	341
Acquisitions	446	-
Change in fair value - investments held at the end of the period(i)	1,040	3
Balance – End of period	3,064	414

(i)	Recognized in the consolidated statement of income (loss) under other gains, net.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities, the liability related to share exchange rights and the long-term debt. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

The following table presents the carrying amount and the fair value of the long-term debt, categorized as a Level 2, as at March 31, 2016:

	March 31, 2016
	Carrying
	amount	Fair value
	$	$

Long-term debt	45,110	45,400

18.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the three months ended March 31, 2016, revenues were mainly earned from the sale of precious metals received from the in-kind royalties of the Canadian Malartic and Éléonore mines, both located in Canada. For the three months ended March 31, 2015, revenues were earned from the sale of the precious metals received from the in-kind royalty of the Canadian Malartic mine. Geographic revenues from the sale of precious metals received from in-kind royalties are determined by the location of the mining operations giving rise to the royalty interest.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Related party transactions

During the three months ended March 31, 2016, an amount of $1,075,000 ($111,000 for the three months ended March 31, 2015) was invoiced by Osisko to associates for professional services and rental of offices, including $335,000 for professional services related to capitalized exploration and evaluation activities. An amount of $1,885,000 (including sales taxes) is receivable from associates and included in accounts receivable as at March 31, 2016 ($111,000 as at March 31, 2015).

20.	Subsequent event

Dividends

On May 4, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on July 15, 2016 to shareholders of record as of the close of business on June 30, 2016.